UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                  PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                 MARCH 31, 2006

                       Commission File Number: 001-14534


                            PRECISION DRILLING TRUST
             (Exact name of registrant as specified in its charter)


                          4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                CANADA T2P 3Y7
                    (Address of principal executive offices)


      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                          Form 20-F    Form 40-F    X

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

      Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                               Yes        No   X

      If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):  82-      N/A


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Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated: March 31, 2006

                                     PRECISION DRILLING TRUST
                                     BY ITS ADMINISTRATOR PRECISION DRILLING
                                     CORPORATION


                                     By:   /s/ Darren Ruhr
                                     Name: Darren Ruhr
                                     Title:Vice President, Corporate Services
                                           and Corporate Secretary






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Exhibit     Title

1 PRESS RELEASE - PRECISION DRILLING TRUST ANNOUNCES FILING OF ANNUAL DISCLOSURE DOCUMENTS AND MAILING OF ANNUAL MEETING MATERIALS

                                  NEWS RELEASE


                            PRECISION DRILLING TRUST
                ANNOUNCES FILING OF ANNUAL DISCLOSURE DOCUMENTS
                    AND MAILING OF ANNUAL MEETING MATERIALS

CALGARY, Alberta, March 31, 2006 - Precision Drilling Trust ("Precision") announces today that it has filed its annual disclosure documents and annual meeting materials with Canadian Securities Commissions and the United States Securities and Exchange Commission.

Precision's annual report contains the audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2005. Precision's financial results for the year ended December 31, 2005 were previously released on February 15, 2006.

Precision's annual information form has been filed on the Canadian system for electronic document analysis and retrieval ("SEDAR") and included in the annual report filed in Form 40-F on the U.S. electronic data gathering, analysis and retrieval ("EDGAR") system.

Precision has mailed its annual meeting materials to holders of units of Precision and holders of Class B Limited Partnership Units of Precision Drilling Limited Partnership. The annual meeting will be held on May 9, 2006 in the McMurray Room of the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, Canada at 3:00 p.m., Calgary time. The notice of meeting, management information circular and instruments of proxy were filed on SEDAR and on EDGAR as a Form 6-K.

Copies of the above described documents are also available on Precision's website at www.precisiondrilling.com.

Precision Drilling Trust is Canada's largest energy services trust. Headquartered in Calgary, Alberta, Precision is the leading provider of energy services to the Canadian oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and in U.S. dollars "PD.U" and on the New York Stock Exchange under the trading symbol "PDS".

For further information please contact Darren Ruhr, Vice President, Corporate Services and Corporate Secretary of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 716-4500, Fax (403) 264-0251; website:
www.precisiondrilling.com.